No Act

P.E. 01/10/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13000318

February 8, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/8/13

Stephen K. Krull
Con-way Inc.
krull.stephen@con-way.com

Re: Con-way Inc.
Incoming letter dated January 10, 2013

Dear Mr. Krull:

This is in response to your letter dated January 10, 2013 concerning the shareholder proposal submitted to Con-way by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Con-way Inc.
Incoming letter dated January 10, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in Con-way's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Con-way may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Con-way seeking approval to amend Con-way's certificate of incorporation and bylaws. You also represent that the proposal would directly conflict with Con-way's proposals. You indicate that inclusion of the proposal and Con-way's proposals in Con-way's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Con-way omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Never Settle for Less.

Stephen K. Krull
Executive Vice President
General Counsel and Secretary

January 10, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Con-way Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by Con-way Inc., a Delaware corporation ("Con-way" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Con-way's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal (the " Shareholder Proposal") submitted by John Chevedden (the "Proponent") on November 15, 2012. The Company intends to omit the Shareholder Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Con-way excludes the Shareholder Proposal from its 2013 Proxy Materials for the reasons detailed below.

Con-way intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 2, 2013. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Shareholder Proposal

The Shareholder Proposal includes the following language:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a

2211 Old Earhart Road, Suite 100, Ann Arbor, Michigan 48105-2751 (734) 757-1559 (734) 757-1158 Fax majority of the votes cast for or against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

A copy of the Shareholder Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." The Company notes that at a recent meeting, its board of directors (the "Board") approved and will recommend to the Company's shareholders for approval at the 2013 Annual Meeting proposals (collectively, the "Company Proposals") to amend the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Company's Amended and Restated Bylaws (the "Bylaws"). The Shareholder Proposal directly conflicts with the Company Proposals.

Analysis

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with Company Proposals to be Submitted to Shareholders at the 2013 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), Con-way may exclude the Shareholder Proposal from the 2013 Proxy Materials because the Shareholder Proposal directly conflicts with the Company Proposals. As the Commission noted when it amended Rule 14a-8(i)(9), it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." *See* Exchange Act Release no. 40018, n.27. Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the shareholder proposal and the company's proposal at the same shareholder meeting would present alternative (but not necessarily identical) decisions for the company's shareholders and would create the potential for inconsistent or conflicting results were both proposals to be approved. *See Equinix Inc.* (March 17, 2011).

The Shareholder Proposal requests that the Company's Certificate of Incorporation and Bylaws be amended so that all voting requirements therein would require only a majority of the votes cast for and against. The Company's Certificate of Incorporation and Bylaws currently include the following provisions that would be implicated by the Shareholder Proposal:

1. Article Eleventh, paragraph (B) of the Certificate of Incorporation provides, among other things, that the number of directors on the Board shall never be less than seven nor greater than eleven. Further, any amendment, change or repeal of the Certificate of Incorporation that would allow circumvention of that standard would require the

affirmative vote at a stockholders' meeting of 80% of the outstanding voting shares. Article Three, Section 2(c) of the Bylaws contains a similar provision.

2. Article Twelfth of the Certificate of Incorporation provides that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if 80% or more of the voting shares provide written consent. Further, any amendment, change or repeal of the Certificate of Incorporation that would allow circumvention of that standard would require the affirmative vote at a stockholders' meeting of 80% of the outstanding voting shares.

The Board has approved the Company Proposals, which ask the shareholders to approve amendments to the Certificate of Incorporation and Bylaws as follows:

1. Article Eleventh, paragraph (B) of the Certificate of Incorporation and Article Three, Section 2(c) of the Bylaws would be amended to provide that the number of directors on the Board shall never be less than seven nor greater than fourteen.

2. Article Eleventh, paragraph (B) of the Certificate of Incorporation and Article Three, Section 2(c) of the Bylaws would be amended to lower the related voting threshold from 80% to a majority of voting shares outstanding.

3. Article Twelfth of the Certificate of Incorporation would be amended to lower the two voting threshold related to shareholder action by written consent from 80% to 66 2/3% of voting shares outstanding.

The Staff has routinely permitted companies to omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, confusing, unclear, or otherwise inconclusive mandate from the shareholders. *See Equinix Inc.* (March 17, 2011). Specifically, when a proposal seeks to lower voting thresholds for shareholders that would conflict with one or more proposals offered by the company, as is the case here, the shareholder proposal may be excluded. *See Piedmont Natural Gas Company, Inc.* (November 17, 2011) (excluding a shareholder proposal that sought a majority vote of the outstanding shares standard because it conflicted with a series of company proposals to reduce certain voting thresholds from 80% to 66 2/3% of the outstanding voting shares); *Alcoa Inc.* (January 6, 2012) (excluding a shareholder proposal that sought a simple majority vote standard because it conflicted with a series of company proposals to reduce certain voting thresholds from 80% to 50% of outstanding voting shares); *Duke Energy Corporation* (March 2, 2012) (excluding a shareholder proposal that sought a simple majority vote standard because it conflicted with a company proposal to reduce certain voting thresholds from 80% to 75% of outstanding voting shares); *SUPERVALU INC.* (April 20, 2012) (excluding a shareholder proposal that sought a simple majority vote standard because it conflicted with a company proposal to reduce certain voting thresholds from 75% to 66 2/3% of outstanding voting shares).

Moreover, the potential for a conflicting or inconclusive mandate from shareholders exists, and the exclusion therefore applies, regardless of whether the company proposals call for a uniform voting standard with respect to all matters on which shareholders may vote or whether its proposals call for a range of differing voting standards, as is the case with the

Company Proposals. *See The Walt Disney Company* (November 16, 2009, *recon. denied* December 17, 2009) (excluding a shareholder proposal that sought a simple majority vote standard because it conflicted with a series of proposals the company intended to put forward to reduce certain voting thresholds from four-fifths to two-thirds of outstanding shares and other voting thresholds from two-thirds to a majority of outstanding shares); *Flowserve Corporation* (January 25, 2011) (excluding a shareholder proposal that sought a simple majority vote standard because it conflicted with a series of proposals the company intended to put forward to reduce certain voting thresholds from 80% to two-thirds of outstanding shares and other voting thresholds from two-thirds to a majority of outstanding shares).

Consistent with the precedent cited above, because the Company Proposals and the Shareholder Proposal provide for different voting standards for the same provisions in the Company's Certificate of Incorporation and Bylaws, presenting both sets of proposals in the 2013 Proxy Materials could results in conflicting mandates for the Board or ambiguous voting results. For example, any of the following problems could arise:

- The Shareholder Proposal and the Company Proposals could all receive sufficient votes to be adopted. The Board would not know whether to seek amendments to the Certificate of Incorporation and Bylaws that comport with the voting thresholds requested by the Proponent or as laid out in the Company Proposals.
- If both sets of proposals were voted on, the Company would not be able to determine whether some shareholders supported one of the proposals solely in preference to another proposal but might not have voted for any proposal on an individual basis.
- Because the Company Proposals address the super-majority provisions separately, it may not be clear whether a vote for the Shareholder Proposal is an indication of support for a change in all provisions or only certain of the provisions.

These potential issues are the very concerns the exclusion under Rule 14a-8(i)(9) was designed to address.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Shareholder Proposal may be excluded from Con-way's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (734)-757-1559 or via e-mail at krull.stephen@con-way.com.

Very truly yours,



Stephen K. Krull

Attachments

cc: John Chevedden

Exhibit A
Proponent's Submission



JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. W. Keith Kennedy
Chairman of the Board
Con-way Inc. (CNW)
2211 Old Earhart Rd Ste 100
Ann Arbor MI 48105

Dear Mr. Kennedy,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email t*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden

Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Stephen K. Krull
Corporate Secretary
PH: 734 757-1444
FX: 734-757-1158

[CNW: Rule 14a-8 Proposal, November 15, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

According to data complied by GMI/The Corporate Library, an independent investment research firm, Michael Murray, Keith Kennedy and William Schroede each had more than 15 years long-tenure which can seriously erode an independent perspective so valued for a board of directors. Plus these long-tenured directors controlled half of our executive pay committee. And Mr. Schroede received our highest negative votes and chaired this executive pay committee.

John Pope, also with high negative votes, chaired our audit committee after gaining experience with the Federal-Mogul bankruptcy. Michael Murray made up 33% of our nomination committee and received high negative votes.

Our newest director Roy Templin retired at age 51. Edith Perez, our next newest director retired in her mid-50s. Neither has any other current director positions to gain experience. Our shareholder returns were negative 15% (-) over one-year compared to positive returns for industry peers and the S&P 500.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B
Correspondence

Krull, Stephen

From: Krull, Stephen
Sent: Wednesday, November 21, 2012 11:30 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Con-way Proposal
Attachments: 20121120154735076.pdf

Mr. Chevedden:

In response to the letter that you sent to Dr. Keith Kennedy, I sent you a letter via FedEx yesterday detailing the steps that you need to take in order to comply with Rule 14a-8. As a courtesy, a copy of that communication is also attached to this e-mail.

Best regards,

Stephen Krull
Executive Vice President, General Counsel & Secretary
Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI 48105
Phone: 734-757-1559
*** FISMA & OMB Memorandum M-07-16 ***
Fax: 734-757-1158
E-mail: krull.stephen@con-way.com



Never Settle for Less.

Stephen K. Krull
Executive Vice President
General Counsel and Secretary

November 20, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for the 2013 Annual Meeting

Dear Mr. Chevedden:

On November 15, 2012, Con-way Inc. (the "Company") received by e-mail your letter dated November 15, 2012. Included with the letter was a proposal (the "Proposal"), submitted by you and intended for inclusion in the Company's proxy materials (the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2013 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that you have been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of your stock (usually a broker or bank) verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal since at least November 15, 2011 (i.e., the date that is one year prior to the date on which the Proposal was submitted to the Company); or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before November 15, 2011, along with a written statement that (i) you have owned such shares for

2211 Old Earhart Road, Suite 100, Ann Arbor, Michigan 48105-2751 (734) 757-1559 (734) 757-1158 Fax the one-year period prior to the date of the statement and (ii) you intend to continue ownership of the shares through the date of the 2013 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

You can confirm whether your broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website at www.dtcc.com. If your broker or bank is a DTC participant or an affiliate of a DTC participant, then you will need to submit a written statement from your broker or bank verifying that, as of the date your letter was submitted, you continuously held the requisite amount of securities for at least one year. If your broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, you will need to ask your broker or bank to identify the DTC participant through which your securities are held and have that DTC participant provide the verification detailed above. You may also be able to identify this DTC participant or affiliate from your account statements because the clearing broker listed on your statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know your holdings, you can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time your proposal was submitted, the required amount of securities was continuously held for at least one year: one statement from your broker confirming your ownership and one from the DTC participant confirming the broker's ownership.

You have not yet submitted evidence establishing that you satisfy these eligibility requirements. Please note that if you intend to submit such evidence, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively. If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (734) 757-1559 or by email at krull.stephen@con-way.com.

Very truly yours,



Attachments

Exhibit A

Rule 14a-8

§ 240.14a-8 Shareholder proposals.


top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may

wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

<u>Exhibit B</u>

SLB 14F



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

<u>Exhibit C</u>

SLB 14G



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Krull, Stephen

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 27, 2012 9:48 PM
To: Krull, Stephen
Subject: Rule 14a-8 Proposal (CNW) nfn
Attachments: CCE00009.pdf

Mr. Krull,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL℠

Post-it® Fax Note 7671	Date 11-27-12 # of pages ▶
To Stephen Krall	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 734-757-1158	Fax #

November 27, 2012

John R. Chevedden
Via facs*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100 shares of Alaska Air Group (CUSIP: 011659109, trading symbol: ALK) since October 1, 2011 and no less than 150 shares of Con Way Inc. (CUSIP: 205944101, trading symbol: CNW) since October 19, 2011.

I can also confirm that Mr. Chevedden has continuously held no less than 70 shares of Dover Corp. (CUSIP: 260003108, trading symbol: DOV) and 70 shares of Quest Diagnostics Inc. (CUSIP: 74834L100, trading symbol: DGX) since November 17, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press * when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W861701-27NOV12

Krull, Stephen

From: Krull, Stephen
Sent: Thursday, November 29, 2012 5:31 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (CNW) nfn

Mr. Chevedden,

Thank you for your prompt response to our request. We appreciate your passion regarding strong corporate governance; it is a passion that we share.

Con-way Inc. has been progressive in terms of adopting governance structures designed to protect investor interests. For example, as reflected in our governance documents, our company (1) has a separate CEO and independent Chairman; (2) has adopted majority voting for directors; (3) has declassified our Board; (4) provides for shareholders to call special meetings with only a simple majority vote; (5) provides for shareholders to act without a meeting through written consent; and (6) we do not have a poison pill in place. If you check our ISS Grid rating, you will also see that we are considered to be of low concern in all categories.

Your proposal seeks to eliminate super-majority voting requirements in our governance documents. However, there are only two super-majority voting requirements set forth in our Certificate of Incorporation and Bylaws, and they both are in place to protect shareholder interests. The first is an 80% voting requirement to modify the provision in our Bylaws and Certificate of Incorporation providing for the declassification of our board. If we were to reduce that 80% to a simple majority threshold, it would be much easier re-classify our board. We are not sure why you would advocate for that change. The second super-majority voting standard relates to the provision in our Certificate of Incorporation that grants shareholders the right to take action without a meeting upon less than unanimous consent.

I would very much appreciate the opportunity to discuss this matter with you further. If you would be open to a conversation, I would be happy to talk with you tomorrow, if convenient.

Again, thank you for your interest in our company.

Best regards,

Stephen Krull

Executive Vice President, General Counsel & Secretary
Con-way Inc.

2211 Old Earhart Road, Suite 100
Ann Arbor, MI 48105
Phone: 734-757-1559
*** FISMA & OMB Memorandum M-07-16 ***
Fax: 734-757-1158
E-mail: krull.stephen@con-way.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 27, 2012 9:48 PM
To: Krull, Stephen
Subject: Rule 14a-8 Proposal (CNW) nfn

Mr. Krull,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

Krull, Stephen

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 30, 2012 7:21 PM
To: Krull, Stephen
Subject: Rule 14a-8 Proposal (CNW)

Mr. Krull,
Thank you for your message. Is it correct that you consider this not important:
The second super-majority voting standard relates to the provision in our Certificate of Incorporation that grants shareholders the right to take action without a meeting upon less than unanimous consent.
Sincerely,
John Chevedden

Krull, Stephen

From: Krull, Stephen
Sent: Monday, December 03, 2012 12:58 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (CNW)

Mr. Chevedden,

Thank you for your reply. I believe that an open and candid dialogue with engaged shareholders is a critical component of our good corporate governance.

With respect to our shareholders' right to take action without a meeting, I believe that our current approach serves our shareholders well. Shareholders are concerned with being able to take action in between regular annual meetings. In that regard, in addition to allowing shareholders to act by written consent of a supermajority of our shareholders, a simple majority of our shareholders are able to call a special meeting.

If shareholders believe that an action should be taken prior to the next regularly-scheduled meeting, they have a way to take that issue to a vote with only the action of a simple majority. Having action taken through a special meeting has real advantages over shareholder action taken by written consent. It allows for notice and disclosure requirements that provide the company and other shareholders with an opportunity to understand and debate the issue being acted upon in a more transparent and orderly fashion.

Also, in your Proposal, you mentioned the article "What Matters in Corporate Governance?" In that article, the authors include four supermajority voting requirements to be within their "entrenchment index". They found that it was a concern if supermajority voting requirements applied to: 1) staggered boards; (2) amendment of bylaws; (3) amendment of charters; and (4) company mergers. At Con-way, we no longer have a staggered board, and our declassified structure is actually protected with a supermajority voting requirement. Also, our governance documents do not contain any supermajority requirements to amend either our bylaws or charter or in connection with the approval of mergers. With respect to shareholder's right to take action by written consent or to call a special meeting, the authors of the article specifically exclude those supermajority limitations from their entrenchment index "because of their limited practical significance."

Consequently, it is not that allowing shareholders to take action by unanimous consent is unimportant, but rather our shareholders already have the right to take action in between meetings by calling a special meeting upon only simple majority vote. Our shareholders also have the right to act by written consent, but just with a higher voting standard. Considering that action by written consent is not as transparent to all shareholders and to the company, we believe that the higher voting standard is appropriate to protect shareholder interests.

In light of our company's governance structures protecting shareholder interests, and the absence of any supermajority voting limitations in our governance documents designed to entrench management, I would respectfully request that you withdraw your proposal.

Best regards,

Stephen Krull
Executive Vice President, General Counsel & Secretary
Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI 48105
Phone: 734-757-1559
*** FISMA & OMB Memorandum M-07-16 ***
Fax: 734-757-1158
E-mail: krull.stephen@con-way.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 30, 2012 7:21 PM
To: Krull, Stephen
Subject: Rule 14a-8 Proposal (CNW)

Mr. Krull,
Thank you for your message. Is it correct that you consider this not important:
The second super-majority voting standard relates to the provision in our Certificate of Incorporation that grants shareholders the right to take action without a meeting upon less than unanimous consent.
Sincerely,
John Chevedden

Krull, Stephen

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 03, 2012 7:01 PM
To: Krull, Stephen
Subject: Rule 14a-8 Proposal (CNW)

Mr. Krull, Is there anything published by a shareholder friendly organization or publication that takes the position that if a company has any type of special meeting right for shareholders then shareholders should vote against a proposal for a right to act by written consent.
Sincerely,
John Chevedden

Krull, Stephen

From: Krull, Stephen
Sent: Monday, December 10, 2012 10:37 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (CNW)

Mr. Chevedden,

I apologize for not responding more promptly, but I have been out of the office traveling quite a bit lately.

The Harvard article that you referenced in your proposal suggests that reducing the required vote for action by written consent to a simple majority is not needed to prevent management entrenchment. Furthermore, when shareholders have the right to call special meetings with only a simple majority (as Con-way's governance allows), they in fact have the ability to take action in between regular annual meetings. With that protection in place, allowing a simple majority of shareholders to act upon written consent may weaken, rather than strengthen, shareholder democracy.

With written consent, action may happen without any prior notice, leaving the company and other shareholders in the dark. When action is proposed by shareholders at an annual or special meeting, the company and all shareholders receive notice and have the ability to discuss and consider the matter. All points of view can then be taken into account – not just the views of large shareholders that would likely be taking action if written consent were permitted with a simple majority.

Con-way is committed to good governance. We are always open to shareholder input, and we appreciate your passion regarding corporate governance. However, in light of our current governance structure, and the protections that our shareholders currently enjoy, your proposal could actually be inconsistent with our shareholders' best interests.

Please let me know if you are willing to withdraw your proposal.

Best regards,

Stephen Krull
Executive Vice President, General Counsel & Secretary
Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI 48105
Phone: 734-757-1559
*** FISMA & OMB Memorandum M-07-16 ***
Fax: 734-757-1158
E-mail: krull.stephen@con-way.com

Krull, Stephen

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 11, 2012 1:46 AM
To: Krull, Stephen
Subject: Rule 14a-8 Proposal (CNW)

Mr. Krull, Tedious notification of all parties of an issue, that already has majority support, would tend to make written consent a right that is too burdensome to use.
John Chevedden